UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2014

OR

[ ]	Transition Report Pursuant to Section 15(d) of
the Securities Exchange Act of 1934
For the transition period from to
Commission File Number 1-3822
A. Full title of the Plan:
Campbell Soup Company 401(k) Retirement Plan
B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
Campbell Soup Company
Campbell Place, Camden, New Jersey 08103-1799

This Form 11-K contains 17 pages including exhibits. An index of exhibits is on page 16.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Participants and Administrative Committee
Campbell Soup Company 401(k) Retirement Plan:
We have audited the accompanying statement of net assets available for benefits of Campbell Soup Company 401(k) Retirement Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Campbell Soup Company 401(k) Retirement Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP
Philadelphia, Pennsylvania
June 3, 2015

Campbell Soup Company
401(k) Retirement Plan
Statement of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Investments
Investments, at fair value	$1,003,646,835	$965,262,759
Total Investments	1,003,646,835	965,262,759
Receivables
Notes receivable from participants	15,834,431	14,144,176
Total Receivables	15,834,431	14,144,176
Total Assets	1,019,481,266	979,406,935
Liabilities	—	—
Net assets available for benefits	$1,019,481,266	$979,406,935
The accompanying Notes to the Financial Statements are an integral part of these statements

Campbell Soup Company
401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2014	2013
Additions:
Investment income:
Net appreciation in fair value of investments	$23,072,850	$152,146,324
Dividends	36,454,331	25,550,299
Other income	64,833	67,583
Total investment income	59,592,014	177,764,206
Interest on notes receivable from participants	838,986	783,006
Contributions:
Employer	28,900,094	26,379,013
Participants	50,138,078	51,368,216
Total contributions	79,038,172	77,747,229
Total additions	139,469,172	256,294,441
Deductions:
Benefits paid to participants	98,774,254	108,569,335
Administrative fees	620,587	608,324
Total deductions	99,394,841	109,177,659
Net increase in net assets available for benefits	40,074,331	147,116,782
Net assets available for benefits:
Beginning of year	979,406,935	832,290,153
End of year	$1,019,481,266	$979,406,935
The accompanying Notes to the Financial Statements are an integral part of these statements

Campbell Soup Company 401(k) Retirement Plan
 Notes to Financial Statements
December 31, 2014 and 2013

Note 1 – Description of the Plan
The following brief description of the Campbell Soup Company 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined contribution plan covering employees at all domestic locations of Campbell Soup Company (“Campbell” or the “Company”), and certain of the Company’s subsidiaries and certain other former employees. All of the Company’s full time employees and those part time employees with scheduled hours greater than 20 hours per week are eligible to participate in the Plan effective the first day of work with the Company. All other employees are eligible to participate after they have completed 1,000 hours of service in a given anniversary year.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Administration of Plan Assets
The Plan is administered by the Administrative Committee appointed by the Board of Directors of the Company (the “Administrative Committee”). The Mercer Trust Company (the “Trustee”) has been appointed by the Administrative Committee to safeguard the assets of, and provide recordkeeping services to, the Plan. The Trustee is responsible to invest funds received from contributions, investment sales, interest, and dividend income and make distribution payments to participants. Certain administrative expenses of maintaining the Plan are paid by the Company and are excluded from these financial statements.
Employer Contributions
The Company provides a matching contribution of 100% on up to 4% of an employee’s earnings, as defined, for all eligible non-union participants and union participants. In addition, the Company provides a 3% non-elective contribution to all eligible non-union employees hired or rehired after December 31, 2010, eligible union employees at the Paris, TX facility who attained seniority on or after January 1, 2012, eligible employees at the Napoleon, OH facility who attained seniority on or after October 22, 2006, and all eligible employees of the Company’s Stockpot subsidiary regardless of hire date. All Company contributions to the Plan are initially invested in the corresponding Vanguard Target Retirement Fund based on the participant’s expected retirement date unless this election is changed by the participant.

Employee Contributions
Participant contributions to the Plan are made through payroll deductions and credited to their individual accounts. All newly hired or re-hired eligible employees are automatically enrolled in the Plan at a before-tax contribution rate of 4% of earnings, as defined, unless an election is made by the participant to participate at a different rate. If employees do not want to participate, they must notify the Trustee and elect not to enroll in the Plan. Earnings are defined by the Plan and the Internal Revenue Code, as amended (“IRC”).
In addition, the total after-tax contribution each pay period, when combined with the before-tax contribution and any catch-up contributions, cannot exceed 50% of the participant’s compensation, as defined in the Plan. Catch-up contributions are excess before-tax contributions available to those participants age 50 and older, by the end of the calendar year. However, in accordance with the IRC, the amount of a participant’s before-tax contribution was limited to $17,500 ($23,000 including a catch-up contribution) in calendar years 2014 and 2013. Participants also may roll over distributions from other qualified defined benefit or defined contribution plans into the Plan.

Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s contributions and investment earnings. Certain administrative expenses triggered by a participant’s actions, such as loan expenses, are charged to the individual participant’s account and a quarterly recordkeeping fee is charged to all participants’ accounts. The benefit for which a participant is eligible is the benefit that can be provided from the participant’s vested account.
Participants can receive dividends paid on the Company’s stock held in the Campbell Soup Company Stock Fund (“Campbell Stock Fund”) as cash or reinvest the dividends back into the Campbell Stock Fund. In 2014 and 2013, dividends paid in cash were $522,592 and $260,648, respectively, and were included in dividend income on the Statement of Changes in Net Assets Available for Benefits.
Vesting
Participants are immediately vested in their contributions and in all Company contributions plus actual earnings thereon. Prior to January 1, 2014, vesting in the Company's matching contribution for union participants at Company's Napoleon, OH facility was based on the following:

Completed Years of Service	Vesting
One year	20%
Two years	40%
Three years	60%
Four years	80%
Five years or more	100%
Effective January 1, 2014, union participants at the Napoleon, OH facility are immediately vested in all Company contributions plus actual earnings thereon. See Note for additional information.

Notes Receivable from Participants
Participants may borrow a minimum of $1,000 from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Note terms range from one year to five years. Prior to the merger of the Stockpot 401(k) plan with this Plan effective January 1, 2011, notes in the former Stockpot 401(k) plan were available for an extended term if they were used for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear an interest rate that is two points above the prime rate in effect on the first day of the calendar quarter in which the note is granted. Principal and interest are repaid ratably through payroll deductions. Interest rates ranged from 5.25% to 10.50% per annum at December 31, 2014 and December 31, 2013.
Payment of Benefits
Participants may take a withdrawal of the value of the vested interest in their account after they terminate employment. Participants who are still actively working at the Company may take a withdrawal from their after-tax and Company match accounts if the monies were vested and held in the Plan for two years or if they have participated in the Plan for five years. Active participants who are age 59 1⁄2 or older may also take a withdrawal from their before-tax account without incurring early withdrawal penalties. Participants who meet the requirements for a hardship withdrawal may withdraw their before-tax contributions. A six-month suspension of participant contributions is required for all hardship transactions. Normally, any amount withdrawn before age 59 ½ (other than after-tax contributions) is subject to a 10% early withdrawal penalty tax on the amount withdrawn.
Participants who leave employment of the Company and are under age 55 can take a lump sum distribution or defer payment until April 1 following the year in which they turn age 70 1⁄2. Participants who leave employment with the Company at or after age 55 can take a lump sum distribution, installments, or defer payments until the April 1 following the year in which they turn age 70 1⁄2.

Forfeited Accounts
The balance of forfeited accounts totaled $380,897 and $124,265 at December 31, 2014 and 2013, respectively. Forfeitures result from the non-vested accounts of participants that terminated prior to 2014, missing participants, and uncashed checks. These accounts will be used to reduce future Company matching contributions and pay other permitted Plan expenses. In 2014 and 2013, $50,470 and $188,720, respectively of forfeited nonvested accounts were used to reduce the Company’s matching contributions.
Investment Options
Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of the various investment options, which include mutual funds and the Campbell Stock Fund. Contributions of participants who do not elect to direct their contributions to the Plan’s various investment options are automatically enrolled into the Vanguard Target Retirement Funds, based on their expected retirement date.
Note 2 – Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires the Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
 Valuation of Investments and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Interest on notes receivable from participants is recorded in the investment option from which the note originated. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based upon the terms of the plan document.
Recent Accounting Pronouncement
In May 2015, the Financial Accounting Standards Board issued guidance that eliminates the requirement to categorize investments measured using the net asset value (NAV) practical expedient in the fair value hierarchy table. Entities will be required to disclose the fair value of investments measured using the NAV practical expedient so that financial statement users can reconcile amounts reported in the fair value hierarchy table to amounts reported on the balance sheet. The new guidance will be applied retrospectively and is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted. Plan management is currently evaluating the impact that the new guidance will have on the financial statements.

Note 3 – Related-Party and Party In Interest Transactions
Shares of Company common stock included in the Campbell Stock Fund are offered as a Plan investment to participants. Additionally, the Plan issues notes to participants, which are secured by the participant’s account balances. These transactions qualify as party-in-interest transactions but are exempt from the prohibited transaction rules of ERISA and the IRC under statutory or governmental agency exemptions.
Certain of the Plan's investments are managed by the Trustee, and therefore, these transactions qualify as party in interest transactions. Fees incurred by the Plan for investment manager services are included in net appreciation in the fair value of the investment.
Certain administrative functions of the Plan are performed by officers and employees of the Company. No such officer or employee receives compensation from the Plan for their services.

Note 4 – Investments
The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2014 and 2013:

	December 31,
	2014	2013
Campbell Soup Company Stock Fund	$209,376,648	$220,502,559
American Funds Growth Fund of America	139,827,522	136,842,456
Vanguard Institutional Index Fund	92,773,485	81,322,406
Vanguard Equity-Income Fund	87,617,941	81,078,250
Blackrock Liquidity Funds-TempFund	58,668,762	62,589,831
During 2014 and 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31,
	2014	2013
Mutual Funds	$19,470,656	$105,883,038
Campbell Soup Company Stock Fund	3,602,194	46,263,286
	$23,072,850	$152,146,324
Note 5 – Fair Value Measurements
Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. When available, the Company uses unadjusted quoted market prices to measure the fair value and classifies such items as Level 1. If quoted market prices are not available, the Company bases fair value upon internally developed models that use current market-based or independently sourced market parameters such as interest rates and currency rates. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The levels of the fair value hierarchy are as follows:
Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with observable market data.
Level 3: Unobservable inputs, which are valued based on the Company’s estimates of assumptions that market participants would use in pricing the asset or liability.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables summarize the Plan’s investments that are measured at fair value on a recurring basis:

	Fair Value as of December 31, 2014	Fair Value Measurements at December 31, 2014 Using Fair Value Hierarchy
		Level 1	Level 2	Level 3
Mutual Funds:
Equity funds	$305,072,541	$305,072,541	$—	$—
Target funds	250,448,009	250,448,009	—	—
Index funds – equity	120,880,709	120,880,709	—	—
Index funds – fixed income	35,131,591	35,131,591	—	—
Fixed income funds	24,068,575	24,068,575	—	—
Money market fund	58,668,762	58,668,762	—	—
Total Mutual Funds	794,270,187	794,270,187	—	—
Campbell Soup Stock Fund	209,376,648	—	209,376,648	—
Total	$1,003,646,835	$794,270,187	$209,376,648	$—

	Fair Value as of December 31, 2013	Fair Value Measurements at December 31, 2013 Using Fair Value Hierarchy
		Level 1	Level 2	Level 3
Mutual Funds:
Equity funds	$303,681,126	$303,681,126	$—	$—
Target funds	211,294,901	211,294,901	—	—
Index funds – equity	105,688,313	105,688,313	—	—
Index funds – fixed income	34,713,291	34,713,291	—	—
Fixed income funds	26,792,738	26,792,738	—	—
Money market fund	62,589,831	62,589,831	—	—
Total Mutual Funds	744,760,200	744,760,200	—	—
Campbell Soup Stock Fund	220,502,559	—	220,502,559	—
Total	$965,262,759	$744,760,200	$220,502,559	$—
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.
Mutual funds – These investments are valued at quoted net asset value (“NAV”) of shares held by the Plan at year end. These investments are classified as Level 1.
The Campbell Stock Fund –The fund is a unitized stock fund that consists of Campbell Soup Company common stock and investments in a temporary investment fund to provide liquidity for daily trading. Fair value is based upon the fair value of the underlying assets derived principally from or corroborated by observable market data by correlation or other means. These investments are classified within Level 2 of the fair value hierarchy.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 6 – Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the applicable provisions of the Plan and ERISA.
Note 7 – Tax Status
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated September 17, 2013 that the Plan is designed and operated in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is required in the accompanying financial statements.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 8 – Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
Note 9 – Plan Amendments and Fund Changes
In February 2013, the Company and the union which represents certain hourly manufacturing employees at the Company’s Napoleon, OH facility agreed to changes related to these employees’ Plan benefits. Accordingly, the Plan was amended for the Napoleon, OH facility employees subject to the collective bargaining agreement effective January 1, 2014 to: (1) provide retirement benefits through a Company contribution equal to 3% of eligible pay, which will vest immediately, for eligible employees who attained seniority on or after October 22, 2006; (2) increase Company matching contributions from 60% of the first 5% of eligible pay contributed by the employee to 100% of the first 4% of eligible pay; (3) modify the vesting schedule so that the aforementioned matching contributions will vest immediately; (4) eliminate the one-year waiting period for the matching contributions; and (5) modify the before-tax contribution rate for automatic enrollment purposes to 4%.
In June 2013, the Plan was amended to adopt Missing Persons and Uncashed Check provisions, with an effective date of January 1, 2014. The amendment allows the Administrative Committee, after reasonable diligent efforts have been made to contact a participant, and that participant is unable to be located, to deem amounts payable to such participant as forfeited to the Plan. If the participant subsequently applies for amounts payable that have been deemed forfeited, the amounts will be reinstated and paid to the participant. If the Company had previously used the deemed forfeited amounts to offset Plan expenses or employer contributions, the Company will make such contributions to the Plan as are necessary to reinstate the amounts.
In November 2013, the Plan was amended to add Plum, PBC as a participating subsidiary of the Company to the Plan beginning on January 1, 2014.
In December 2014, the Plan was amended, with an effective date of June 26, 2013, to reflect the holding ruling in the United States v. Windsor which held that the term “spouse” for all Federal tax purposes includes individuals who have entered into a legal marriage under the laws of the state or foreign country where the ceremony was performed, without regard to the place the participant resides or works.

The Plan was amended, with an effective date of January 1, 2014, to allow separate application of the Average Deferral Percentage (ADP) test to eligible employees who have less than one year of service or have not attained age 21. The ADP test is performed to determine whether the Plan is discriminating in favor of highly compensated employees with respect to employee deferrals.

Supplemental Schedule

Campbell Soup Company
401(k) Retirement Plan
Attachment to 2014 Form 5500
Schedule H, line 4(i) – Schedule of Assets (Held at End of Year)
As of December 31, 2014
EIN: 21-0419870 PN: 008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	American Funds Euro Growth Fund	Mutual Fund	N/R	$43,710,092
	Pimco Real Return Fund	Mutual Fund	N/R	5,935,690
	Vanguard Ext Market Index Fund	Mutual Fund	N/R	18,846,718
	Vanguard Total Bond Market Index Fund	Mutual Fund	N/R	7,326,615
	Vanguard Total Int’l Stock Index Fund	Mutual Fund	N/R	9,260,506
	American Funds Growth Fund of America	Mutual Fund	N/R	139,827,522
	Blackrock Liquidity Funds-TempFund	Mutual Fund	N/R	58,668,762
	Vanguard Short-Term Bond Index Fund	Mutual Fund	N/R	27,804,976
	T. Rowe Price Small Cap Val Fund	Mutual Fund	N/R	33,916,986
	Pimco Total Return Fund	Mutual Fund	N/R	18,132,885
	Vanguard Target RET Income Fund	Mutual Fund	N/R	6,026,787
	Vanguard Target RET 2010 Fund	Mutual Fund	N/R	5,560,082
	Vanguard Target RET 2015 Fund	Mutual Fund	N/R	21,598,724
	Vanguard Target RET 2020 Fund	Mutual Fund	N/R	43,971,186
	Vanguard Target RET 2025 Fund	Mutual Fund	N/R	46,024,621
	Vanguard Target RET 2030 Fund	Mutual Fund	N/R	37,029,625
	Vanguard Target RET 2035 Fund	Mutual Fund	N/R	26,142,959
	Vanguard Target RET 2040 Fund	Mutual Fund	N/R	25,210,256
	Vanguard Target RET 2045 Fund	Mutual Fund	N/R	20,022,443
	Vanguard Target RET 2050 Fund	Mutual Fund	N/R	13,364,265
	Vanguard Target RET 2055 Fund	Mutual Fund	N/R	4,651,653
	Vanguard Target RET 2060 Fund	Mutual Fund	N/R	845,408
	Vanguard Institutional Index Fund	Mutual Fund	N/R	92,773,485
	Vanguard Equity-Income Fund	Mutual Fund	N/R	87,617,941
*	Participant Loans	Interest rates from 5.25% to 10.50%		15,834,431
*	Campbell Soup Company Stock Fund	Company Stock	N/R	209,376,648

	Total			$1,019,481,266

__________________________________________
N/R - Participant directed investment; cost not required to be reported.

*	Party-in interest as defined by ERISA

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMPBELL SOUP COMPANY 401(K) RETIREMENT PLAN

By:	/s/ Ashok Madhavan
Ashok Madhavan
Member of the Administrative Committee

Date:	June 3, 2015

INDEX OF EXHIBITS

Exhibit	Page

23.1 - Consent of Independent Registered Public Accounting Firm	17